UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)

Under the Securities Exchange Act of 1934

VACCINEX, INC.

(Name of Issuer)

Common Stock, Par Value $0.0001 per share

(Title of Class of Securities)

918640 103

(CUSIP Number)

Robert A. Grauman, Esq.
Baker & McKenzie LLP
452 Fifth Avenue
New York NY 10018
(212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 9, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918640 103

1.	Names of Reporting Persons
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
9,816,268
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
9,816,268
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

9,816,268

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

48.1%
14.	Type of Reporting Person

CO
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CUSIP No. 918640 103

1.	Names of Reporting Persons
FCMI FINANCIAL CORPORATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

ONTARIO, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
1,005,616
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
1,005,616
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,005,616

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

4.9%
14.	Type of Reporting Person

CO
3

CUSIP No. 918640 103

1.	Names of Reporting Persons
PAN ATLANTIC BANK AND TRUST LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

BARBADOS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
37,633
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
37,633
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

37,633

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

0.18%
14.	Type of Reporting Person

CO
4

CUSIP No. 918640 103

1.	Names of Reporting Persons
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
11,965,916
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
11,965,916
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

11,965,916

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

58.7%
14.	Type of Reporting Person

IN
5

CUSIP No. 918640 103

1.	Names of Reporting Persons
FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CAYMAN ISLANDS
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
1,710,093
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
1,710,093
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,710,093

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

8.4%
14.	Type of Reporting Person

CO
6

CUSIP No. 918640 103

1.	Names of Reporting Persons
FRIEDBERG MERCANTILE GROUP LTD.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
1,710,093
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
1,710,093
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

1,710,093

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

8.4%
14.	Type of Reporting Person

CO
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Item 1.	Security and Issuer

The Statement on Schedule 13D filed on August 24, 2018 (the “Statement”) by FCMI Parent Co. (“FCMI Parent”), FCMI Financial Corporation (“FCMI”), Pan Atlantic Bank and Trust Limited (“PABTL”), Friedberg Global-Macro Hedge Fund Ltd. (“G-M Fund”), Friedberg Mercantile Group, Ltd. (“FMG”) and Albert D. Friedberg (collectively, the “Filing Persons” and each, individually, a “Filing Person”), relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Vaccinex, Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 to the Statement filed July 31, 2019 and Amendment No. 2 to the Statement filed January 27, 2020, is hereby further amended with respect to the matters set forth below in this Amendment. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Preliminary Note: All Common Stock share amounts and percentage interests in this Schedule 13D (Amendment No. 3) give effect to the 1-for-10 reverse stock split effected by the Issuer on August 7, 2018 in connection with the Issuer’s initial public offering (“IPO”) completed on August 13, 2018.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended by the addition of the following information:

The aggregate amount paid by G-M Fund for the shares of Common Stock it acquired pursuant to the Stock Purchase Agreement referred to in Items 4 and 6 below and reported in Item 5 of this Amendment, was approximately $4,000,000.00. G-M Fund acquired the funds for such purchase from its working capital.

Subsequent to January 27, 2020, FCMI Parent purchased a total of 29,271 shares of Vaccinex common stock pursuant to FCMI Parent’s rule 10b5-1 Plan for an aggregate purchase price of $123,508.62 including commissions. All such 29,271 shares were purchased pursuant to FCMI Parent’s 10b5-1 Plan (See Item 6 of Amendment No. 1 to the Statement), using FCMI Parent’s working capital. FCMI Parent terminated the 10b5-1 Plan effective March 31, 2020.

Mr. Enrique Zauderer, Vice President and a Director of FMG, used his personal funds to purchases the shares of the Issuer’s Common Stock reported in Item 5 of this Schedule 13D (Amendment No. 3).

Item 4.	Purpose of Transaction.

Item 4 of the Statement is hereby amended by the addition of the following information:

G-M Fund and the Issuer entered into a Stock Purchase Agreement dated July 9, 2020 (the ” Stock Purchase Agreement”), pursuant to which, G-M Fund purchased 1,126,760 shares of Common Stock from the Issuer at a purchase price of $3.55 per share (which the Issuer has stated in its Current Report on Form 8-K filed July 10, 2020, was the average closing price for the common stock for the five trading days immediately preceding the date of the Stock Purchase Agreement), resulting in a total purchase price of $3,999,999.98. In the Stock Purchase Agreement, the Issuer states that it intends to use the net proceeds from the sale of the Common Stock to fund the ongoing development of pepinemab, the adopted name for VX15, the Issuer’s lead product candidate, which is being developed for treatment of non-small cell lung cancer, osteosarcoma, melanoma and Huntington’s disease. The Issuer will also use such proceeds for working capital and general corporate purposes. FCMI Parent acquired the Common Stock reported herein for investment and to support the Issuer’s research and development activities. For additional information regarding the Stock Purchase Agreement, see Item 6.

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Except a total of 2,148,034 shares of Common Stock issuable in exchange for certain partnership interests held by FCMI Parent and FCMI, the Filing Persons do not have any present intention or arrangements to acquire additional shares of Common Stock. In connection with the Stock Purchase Agreement, the Issuer and G-M Fund also entered into a registration rights agreement, dated as of July 10, 2020 (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to use its reasonable best efforts to file a shelf registration statement with the SEC for the registration under the 1933 Act of all “Registrable Securities” (as defined in the Registration Rights Agreement -- see Item 6, below) held by G-M Fund. The Filing Persons do not have any present intention to sell any Common Stock that will be included in such Registration Statement, and note that their ability to effect dispositions of Common Stock, other than pursuant to the Registration Statement, or prior shelf registration statements filed by the Company, may be limited by their status as “affiliates” of the Issuer.

Subject to the foregoing, the Filing Persons reserve the right to take, in the future, such actions with respect to their investment in the Issuer as they deem appropriate. Except as described herein, the Filing Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Filing Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

See the Preliminary Note in Item 1 of this Schedule 13D (Amendment No. 3).

The table in Item 5 of the Statement showing beneficial ownership of the Issuer’s Common Stock by each of the Filing Persons, together with the introductory paragraph to such table and the paragraph immediately following such table, as well as the information regarding ownership of the Issuer’s Common Stock by the directors and officers of the Filing Persons, are hereby amended and restated in their entirety as follows:

On the date of this Schedule 13D (Amendment No. 3), the Filing Persons are the beneficial owners of a total of 11,965,916 shares of the Issuer’s Common Stock, representing 58.7% of the Issuer’s outstanding Common Stock. Each Filing Person’s direct ownership and beneficial ownership has been computed as a percentage of 20,398,276 shares outstanding or deemed outstanding, comprising (i) 17,123,482 shares of Common Stock outstanding on July 9, 2020, as represented by the Issuer to G-M Fund in the Stock Purchase Agreement, plus (ii) 1,126,760 shares issued to G-M Fund by the Issuer pursuant to the Stock Purchase Agreement, plus (iii) 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent (see “Exchangeable Partnership Units - Vaccinex Products” and “Exchangeable Partnership Units - VX3,” in Item 6 of the original Statement filed on August 24, 2018).

The following table shows the number of shares of Common Stock and the percentage of the Issuer’s Common Stock directly owned and beneficially owned by each Filing Person:

Name	Shares Directly Owned		Percentage Directly Owned	Shares Owned Beneficially		Percentage Owned Beneficially
PABTL	37,633		0.18%	37,633	[1]	0.18%
FCMI	967,983	[2]	4.7%	1,005,616	[3]	4.9%[3]
FCMI Parent	8,810,652	[4]	43.2%	9,816,268	[5]	48.1%[5]
G-M Fund	1,710,093	[6]	8.4%	1,710,093	[6]	8.4%[6]
FMG	-0-		-0-%	1,710,093	[6]	8.4%[6]
Albert Friedberg	439,555		2.2%	11,965,916	[7]	58.7%[7]

[1]	All such shares are owned of record directly by PABTL. See “Beneficial Ownership of Shares Under PABTL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018.
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[2]	All such 967,983 shares are issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI.
[3]	Includes 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and 37,633 shares owned directly by PABTL.
[4]	Includes 7,630,601 shares owned directly by FCMI Parent and 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent.
[5]	Includes 8,810,652 shares owned directly by FCMI Parent (including 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent), 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI, and 37,633 shares owned directly by PABTL.
[6]	All such 1,710,093 shares are owned by G-M Fund. Voting and dispositive power over the shares held by G-M Fund are exercisable by FMG, the investment manager of G-M Fund.
[7]	Includes 37,633 shares owned directly by PABTL, 967,983 shares issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI, 8,810,652 shares owned directly by FCMI Parent (including 1,180,051 shares issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent), 1,710,093 shares owned directly by G-M Fund, and 439,555 shares owned directly by Mr. Friedberg.

All shares reported as beneficially owned by the Filing Persons are presently outstanding, other than (i) 967,983 shares are issuable upon exchange of Units of Vaccinex Products LP owned directly by FCMI and (ii) 1,180,051 shares are issuable upon exchange of Units of VX3 (DE) LP owned directly by FCMI Parent. Mr. Friedberg, directly and through his control over FCMI Parent shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock beneficially owned by FCMI Parent. By virtue of his control of FCMI Parent, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned directly by its wholly-owned subsidiaries, FCMI and PABTL. By virtue of his control of FMG, which exercises voting and dispositive power over the shares owned directly by G-M Fund, Mr. Friedberg also may be deemed to possess voting and dispositive power over the shares owned by G-M Fund.

Mr. Enrique Zauderer, Vice President and a Director of FMG, purchased shares of the Issuer’s Common Stock during the month of June as follows:

Date	Number of Shares	Price per Share (excluding commission)
06/04/2020	2,000	US$ 3.730
06/08/2020	500	3.680
06/11/2020	500	3.380
06/15.2020	250	3.500
06/16/2020	250	3.520

On the date of this Schedule 13D (Amendment No. 3), Mr. Zauderer and Mr. Daniel A. Gordon, Vice President, Chief Compliance Officer and a Director of FMG, are the beneficial owners of 15,917 shares and 14,068 shares, respectively, of the Issuer’s Common Stock. Of such shares, 1,917 shares and 807 shares are held of record by PABTL on behalf of Mr. Zauderer and Mr. Gordon, respectively, pursuant to the pledge arrangements described under “Beneficial Ownership of Shares Under PABTL Pledge Arrangements” in Item 5 of the original Statement filed on August 24, 2018. Such pledge arrangements are terminable at any time by Mr. Zauderer and Mr. Gordon upon prepayment of the respective advances made to them by PABTL, which are presently prepayable. By virtue of their ability to terminate such pledge arrangements, Mr. Zauderer and Mr. Gordon may be deemed the beneficial owners of the share subject to such pledges.

Except for (i) the Common Stock beneficially owned by Mr. Friedberg, (ii) the Common Stock beneficially owned by each of Messrs. Zauderer and Gordon, to the knowledge of the Filing Persons, none of the directors or officers of any of the Filing Persons beneficially owns any Common Stock.

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Except for (i) G-M Fund’s purchase of 1,126,760 shares of Common Stock pursuant to the Stock Purchase Agreement and (ii) Mr. Zauderer’s purchase of 3,500 shares of Common Stock set forth in the preceding table, none of the Filing Persons and, to their knowledge, none of their respective directors or officers has effected any transactions in the Issuer’s Common Stock in the 60 days preceding the filing of this Schedule 13D (Amendment No. 3).

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Stock Purchase Agreement

On July 9, 2020, G-M Fund and the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), pursuant to which the Issuer agreed to issue and sell to the G-M Fund, and G-M Fund agreed to purchase from the Issuer, 1,126,760 shares (the “Shares”) of the Issuer’s Common Stock at a purchase price of $3.55 per Share for a total purchase price of $4.0 million. The closing under the Stock Purchase Agreement occurred on July 10, 2020. The Stock Purchase Agreement contains, among other provisions, certain representations, warranties and agreements by G-M Fund customarily included in agreements for the issuance and sale of securities without registration under the U.S. Securities Act of 1933, as amended (the “1933 Act”), including representations and warranties by G-M Fund with respect to its status as an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the 1933 Act, acknowledgment by G-M Fund that the shares of Common Stock issued pursuant to the Stock Purchase Agreement constitute “restricted securities” under the 1933 Act, and agreement by G-M Fund to sell the Common Stock issued pursuant to the Stock Purchase Agreement only in accordance with either the registration requirements of the 1933 Act or an exemption therefrom, and that certificates evidencing the Common Stock purchased pursuant to the Stock Purchase Agreement will bear a legend reflecting such resale restrictions. The Issuer made certain representations and warranties to G-M Fund with respect to, among other matters, its business, its authorization of the issuance of the Common Stock, the compliance in all material respects at the time of filing of the periodic reports and other documents that the Issuer has filed with the Securities and Exchange Commission (“SEC”) under the 1933 Act or the Securities Exchange Act of 1934, as amended, as applicable, and the rules and regulations thereunder, the absence (except as disclosed in such SEC filings) of any material adverse change affecting the Issuer, and the preparation and presentation of the Issuer’s financial statements included in its SEC filings. The Stock Purchase Agreement also contains certain customary conditions to G-M Fund’ obligation to purchase the shares of the Issuer’s Common Stock, including the absence of any stop order or suspension of trading imposed by Nasdaq, the SEC or any other governmental or regulatory body with respect to public trading in the Common Stock.

Registration Rights Agreement

On July 10, 2020, G-M Fund and the Issuer entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, the Issuer agreed to use its reasonable best efforts to file a shelf registration statement with the SEC for the registration under the 1933 Act of all “Registrable Securities” held by G-M Fund. Under the Registration Rights Agreement, “Registrable Securities” are all shares of Common Stock issued pursuant to the Stock Purchase Agreement and any securities issued or issuable with respect to such shares upon any stock split, dividend or other distribution, recapitalization or similar event. Registrable Securities cease to be such when sold pursuant to such registration statement or pursuant to Rule 144 under the 1933 Act, or when eligible for resale without volume or manner-of-sale restrictions and without availability of current public information pursuant to Rule 144, as set forth in a written opinion letter to such effect satisfactory to the Issuer’s transfer agent and the holders of the Registrable Securities. Under the Registration Rights Agreement, the Issuer must file the registration statement by the 60th day following the closing under the Stock Purchase Agreement (the “Filing Date”) and use its reasonable commercial efforts to cause the registration statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof, but in any event no later than 30 calendar days following the Filing Date (up to 75 days after the Filing Date if the SEC issues substantive comments, or as promptly as commercially reasonable following the SEC informing the Issuer that the registration statement will not be reviewed, or further reviewed, as the case may be). The Issuer undertook to keep the shelf registration statement continuously effective until all Registrable Securities have been sold pursuant to the registration statement or Rule 144 or may be sold without volume or manner-of-sale restrictions and without the availability of current public information pursuant to Rule 144.

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The Registration Rights Agreement provides for specified liquidated damages if the registration statement does not become effective by the applicable required effective date. It also provides for removal of shares from the registration statement (such shares being “Cut Back Shares”) if the SEC takes the position that the offering of some or all of the Registrable Securities are not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the 1933 Act or requires G-M Fund to be named in the prospectus as an “underwriter” and G-M Fund does not consent to being so named. If the SEC declines to alter its position despite the Issuer’s reasonable commercial efforts, the Issuer may be required to file a second registration statement under the 1933 Act with respect to the Cut Back Shares. The Registration Rights Agreement also grants G-M Fund “piggy-back” registration rights to include their shares in a registration statement filed by the Issuer for its own account or the account of others (other than a registration statement on Form S-4, Form S-8 or any equivalent form), which rights are available at any time that the Issuer is required to maintain an effective registration statement with respect to all Registrable Securities and no such registration statement is in effect. Such “piggy-back” registration rights are subject to customary underwriters’ cutbacks if the piggy-back registration statement is for an underwritten offering.

The Registration Rights Agreement obligates the Issuer to pay registration and filing fees and all other fees and expenses incident to the Issuer’s performance of its obligations under the Registration Rights Agreement (regardless of whether any Registrable Securities are sold pursuant to the registration statement), other than any broker or similar commissions of any holder of Registrable Securities or, except to the extent provided for in the Stock Purchase Agreement, any legal fees or other costs of any such holders. The Registration Rights Agreement also provides for certain rights of indemnification and contribution against losses incurred or arising out of material misstatements in, or material omissions from, the registration statement and the prospectus included therein.

The foregoing descriptions of certain material provisions of the Stock Purchase Agreement and the Registration Rights Agreement are qualified, in each case, by the full text of such agreements, each of which is an exhibit to this Schedule 13D (Amendment No. 3).

Item 7.	Materials to be Filed as Exhibits

The following documents are filed as exhibits to this Schedule 13D (Amendment No. 3):

Exhibit	Document

99.13	Stock Purchase Agreement dated as of July 9, 2020 between the Issuer and G-M Fund (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed July 10, 2020).

99.14	Registration Rights Agreement dated as of July 10, 2020 between the Issuer and G-M Fund (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed July 10, 2020).
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Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2020
FCMI PARENT CO.

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

FCMI FINANCIAL CORPORATION

	By:	/s/ Dan Scheiner
	Name:	Dan Scheiner
	Title:	Vice President

PAN ATLANTIC BANK AND TRUST LIMITED

	By:	/s/ Robert J. Bourque
	Name:	Robert J. Bourque
	Title:	Managing Director

FRIEDBERG GLOBAL-MACRO HEDGE FUND LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

FRIEDBERG MERCANTILE GROUP LTD.

	By:	/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
	Title:	Director

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
	Name:	Albert D. Friedberg
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